Filer: The Profit Recovery Group International, Inc.
                           Pursuant to Rule 425 under the Securities Act of 1933
                              and deemed filed pursuant to Rule 14a-12 under the
                                                 Securities Exchange Act of 1934
                Subject Company: Howard Schultz & Associates International, Inc.
                                                   Commission File No. 000-28000

NEWS RELEASE
FOR IMMEDIATE RELEASE



                 THE PROFIT RECOVERY GROUP INTERNATIONAL REPORTS
                         THIRD-QUARTER FINANCIAL RESULTS

      Company Reports Earnings per Diluted Share from Continuing Operations of $0.04, in Line with Preliminary Results; Sale of Logistics Division


ATLANTA, OCTOBER 31, 2001 - The Profit Recovery Group International, Inc. (Nasdaq: PRGX) today announced financial results for the third quarter and first nine months of 2001, which were in line with preliminary results released on October 8, 2001. The Company also announced that it has closed on the sale of its Logistics Division.

Results from Continuing  Operations
Revenues from continuing operations for the third quarter of 2001 totaled $71.6 million, compared to $79.1 million for the third quarter of 2000. The Company reported net earnings from continuing operations in the third quarter of 2001 of $1.9 million, or $0.04 per diluted share, compared to $4.7 million, or $0.09 per diluted share for the same period in 2000.

Revenues from continuing operations for the first nine months of 2001 totaled $213.9 million, compared to $219.7 million for the first nine months of 2000. Excluding non-recurring charges, the Company reported net earnings from continuing operations in the first nine months of 2001 of $3.6 million, or $0.07 per diluted share, compared to $11.9 million, or $0.24 per diluted share for the same period in 2000.

During the first quarter of 2001, the Company realized non-recurring charges in the form of severance and other personnel costs of approximately $0.8 million, or $0.01 per diluted share on an after-tax basis, related to the implementation of its strategic realignment announced on January 31, 2001. These charges have been excluded in the discussion of financial results for the nine months ended September 30, 2001. "I am encouraged by the fact that we continue to see a return to normal claims production levels and visibility following the events of September 11th and I want to reiterate that we continue to generate these claims in record numbers for our clients," said John Cook, Chairman and Chief Executive Officer of PRG.

Cook continued, "As we announced on October 8, 2001, our operations were severely disrupted by the September 11th tragedy at the most critical time in our quarterly business cycle. Our revenue generation suffered significantly, while a substantial portion of our expenses remained fixed, resulting in the considerable decline in earnings from the third quarter of last year. I fully expect that we will overcome the near-term challenges associated with the potentially unprecedented downturn in purchasing and payment activity by our clients which makes it more difficult, in the near-term, to convert claims into revenues."

Cook added, "I also have no doubt that the value proposition we present to our clients remains powerful and consistent. The initiatives that we are undertaking today and in the coming months, most importantly our planned combination with Howard Schultz & Associates (HS&A), will put us in a leading position to capitalize on the clear long-term growth opportunities in the accounts payable recovery audit industry."

Continuing Operations Segment Financial Highlights
Please refer to Schedule 3 of this press release for a presentation of (pro-forma) segment operating results in table form.

Accounts Payable: Revenues for the third quarter 2001 were $61.6 million compared to $67.7 million for the same period a year ago. Operating income
(EBIT) for the third quarter 2001 was $12.7 million (20.6 percent of revenues), compared to $16.3 million (24.1 percent of revenues) in 2000.

Revenues for the first nine months of 2001 were $186.3 million, compared to $190.3 million for the same period a year ago. Excluding non-recurring charges, operating income (EBIT) for the first nine months of 2001 was $39.4 million (21.2 percent of revenues), compared to $45.8 million (24.1 percent of revenues) in 2000.

French Taxation Services: Revenues for the third quarter 2001 were $10.0 million, compared to $11.4 million for the same period a year ago. Operating income for the third quarter 2001 was $0.7 million (7.3 percent of revenues), compared to $2.8 million (24.4 percent of revenues) in 2000.

Revenues for the first nine months of 2001 were $27.6 million, compared to $29.4 million for the same period a year ago. Operating loss for the first nine months of 2001 was $0.7 million (2.3 percent of revenues), compared to operating income of $4.9 million (16.6 percent of revenues) in 2000.

While no final determinations have yet been made by its Board of Directors, the Company continues to explore strategic alternatives with respect to its French

Taxation Services operations. As disclosed in recent SEC filings, an alternative under serious consideration is the potential sale of these operations. The Company has received significant interest from potential buyers and is engaged in meaningful discussions.

Corporate Overhead: Segment operating income (EBIT) as reported above does not include corporate overhead. For the third quarter 2001, corporate overhead of $8.1 million represented 11.3 percent of total revenues from continuing operations, compared to $8.8 million, or 11.1 percent in the third quarter of 2000. For the first nine months of 2001, excluding non-recurring charges, corporate overhead of $26.8 million represented 12.5 percent of total revenues from continuing operations, compared to $24.1 million or 11.0 percent in the first nine months of 2000.

The Company continues to take steps to achieve cost savings through reductions in corporate overhead and SG&A as a whole, both of which were at a lower levels this quarter than in the second quarter.

Cash Flow and Days Sales Outstanding (DSO's)
Net cash from operating activities for the nine months ended September 30, 2001 was approximately $10.4 million, compared to $8.7 million in 2000.

DSO's (Days Sales Outstanding) from continuing operations as of September 30, 2001 stood at 78 days, consistent with the same period a year ago. DSO's from the Accounts Payable operations stood at 64 days as of September 30, 2001 improved from 68 days a year ago.

Bank Credit Facility
During the third quarter, the Company paid down the balance on its bank credit facility by $10.5 million, to $152.7 million.

On October 8, 2001, the Company announced that as of September 30, 2001, it was not in compliance with certain financial ratio covenants in its bank credit facility agreement. Based on dialogue and meetings held with the lead bank and members of its bank syndicate, the Company is highly confident that a credit facility amendment to re-establish current and prospective financial covenant ratios will be successfully finalized prior to November 14, 2001, the due date of the Company's Form 10-Q for the quarter ended September 30, 2001.

The Company's bank debt at September 30, 2001 of $152.7 million has been temporarily classified as a long-term liability in Schedule 2 for purposes of this press release. The Company anticipates that the amended agreement will provide for a mandatory, permanent reduction to the facility capacity effective March 31, 2002 and higher applicable interest rates. As a result, the Company anticipates that a portion of its long-term debt to the banks will need to be reclassified as a current liability in the Company's consolidated balance sheet to be included in its Form 10-Q for the third quarter of 2001. If no agreement is concluded by the November 14, 2001 due date of the Form 10-Q, the Company will be required to classify the entire amount of bank syndicate debt as a current liability.

Discontinued Operations
On October 30, 2001, the Company closed on the sale of its Logistics Division to Platinum Equity, a firm specializing in acquiring and operating technology organizations and technology-enabled service companies worldwide. The transaction yields initial gross sale proceeds of approximately $10 million, with an additional $3 million payable in the form of a performance-based royalty over the next four years.

The Company and its advisors have concluded that current economic conditions and other factors have had a negative impact on the collective expected net proceeds from selling the discontinued operations. As a result, the Company has recorded a write-down of $31 million of the aggregate carrying value of its discontinued operations as of September 30, 2001. Of this amount, approximately $19 million is attributed to the already-concluded sale of the Logistics Division.

The other discontinued operations currently remain for sale. However, if the difficult market conditions continue such that there is further erosion in the expected sale proceeds, the Company, in consultation with its advisors, may in the future conclude that the sale of the remaining discontinued operations is no longer advisable and may revisit the decision to sell some or all of these businesses.


Planned Acquisition of Howard Schultz & Associates
The Company continues to make substantial progress with its integration planning in connection with the planned combination with HS&A and is firmly committed to finalizing the transaction as soon as possible. Current expectations are that the transaction will close in the first quarter of 2002.

The combination remains subject to approval of both companies' shareholders, approval from PRG's bank syndicate including modifications of certain aspects of PRG's credit agreement, and customary regulatory approvals.

The Company believes that it will be able to make the necessary reductions in the outstanding principal balance of its credit facility in order to meet the aforementioned anticipated principal reduction requirements of the amended credit agreement as well as to secure the bank syndicate's approval for the HS&A transaction. The Company anticipates achieving this through a combination of selling discontinued operations, potentially selling the French Taxation
Services operations, and through additional debt or equity financing. The Company, in consultation with its advisors, is currently exploring all of these alternatives.


Outlook
In light of the current challenging business environment, the Company remains cautious with respect to its estimates for the fourth quarter of this year and for the first half of 2002. The Company is maintaining its estimate of 15% for the long-term annualized sustainable blended growth rate in the Accounts Payable business.

For the fourth quarter 2001, revenues from continuing operations are expected to be in the range of $82.0 - $85.0 million. Excluding non-recurring charges, earnings per diluted share from continuing operations for the fourth quarter are expected to be in the range of $0.08 - $0.10. As a result, excluding non-recurring charges, full year 2001 earnings per diluted share are expected to be in the range of $0.15 - $0.17.

For full-year 2002, the Company expects its continuing operations on a stand-alone basis to generate revenues in the range of $310.0 - $320.0 million, with earnings per diluted share in the range of $0.45 - $0.50.

The outlook for full-year 2002 includes the impact of the adoption of FAS 142, "Goodwill and Other Intangible Assets," effective January 1, 2002. FAS 142 requires that an intangible asset be amortized over its useful life and that goodwill not be amortized but evaluated periodically for impairment. Accordingly, the 2002 outlook does not include any goodwill amortization expense. For purposes of comparison, in 2001 goodwill amortization expense for the Company's continuing operations is expected to total approximately $12 million, or $0.15 per diluted share.

The 2002 outlook also does not include goodwill impairment charges, if any, which may be required under FAS 142. To date, the Company has not made an evaluation or assessment of future potential goodwill impairment under the rules prescribed in FAS 142.

The outlook for the fourth quarter of 2001 and full-year 2002 excludes any impact of non-recurring charges, revenue contribution and earnings impact resulting from the planned acquisition of Howard Schultz and Associates or possible additional debt or equity financing. The Company currently estimates that fourth quarter 2001 one-time charges associated with realignment and integration activities will be approximately $0.04 per diluted share.


Conference Call and Webcast Information
PRG will hold a conference call today, October 31, 2001 at 10 a.m. EST to further discuss the information in this press release and to provide an update with respect to other company developments. Listeners in the U.S. should dial 888-396-0289 at least 5 minutes prior to the start of the conference. Listeners outside the U.S. should dial 212-547-0303. To access the conference call, provide the leader's name 'John Cook' and the passcode 'PRGX.'

The teleconference will also be audiocast on the Internet at www.prgx.com. Microsoft Windows Media Player is required to access the audiocast. Media Player can be downloaded from www.microsoft.com/windows/mediaplayer.

About The Profit Recovery Group International, Inc.
Headquartered in Atlanta, The Profit Recovery Group International, Inc. (PRG) is one of the world's leading providers of recovery audit services. PRG's continuing operations employ approximately 2,500 employees in 34 countries providing more than 2,500 clients with insightful value to optimize and expertly manage their business transactions. PRG's clients represent a variety of industries including retailing, wholesale distribution, manufacturing, government, high-tech and healthcare organizations. PRG was founded in 1990 and became a publicly-traded company in 1996. Shares of PRG are traded on the NASDAQ National Market under the symbol PRGX. For additional information visit our web site at www.prgx.com.


Forward Looking Statements
Statements made in this news release which look forward in time involve risks and uncertainties and are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such risks and uncertainties include the possibilities that (i) we may be unable to obtain current or prospective covenant relief from our lenders and our indebtedness could be accelerated or our credit facility revoked, (ii) if the current economic slowdown continues, our clients may not return to previous purchasing levels, and as a result we may be unable to recognize anticipated revenues, (iii) announced divestitures may require a longer time to accomplish than we anticipate, or may not be consummated at all, and we may incur additional losses if, upon disposal, we do not receive the prices we anticipate for such businesses and may incur unanticipated further charges as a result of our divestiture initiatives, (iv) the announced intention to dispose of the discontinued operations may result in the loss of key personnel and diminished operating results in such operations, (v) we may not achieve anticipated expense savings, (vi) our past and future investments in technology and e-commerce may not benefit our business, (vii) our Accounts Payable and French Taxation Services businesses may not grow as expected, (viii) our international expansion may prove unprofitable, (ix) a decision to sell Groupe Alma could result in a material net loss on the transaction; (x) we may not be able to successfully complete the acquisition of Howard Schultz and Associates or successfully integrate such firm and achieve the substantial planned post-acquisition synergy cost savings even if the acquisition is completed, and (xi) we may be unable to obtain any necessary additional debt or equity financing on acceptable terms or at all. If the acquisition of Howard Schultz and Associates is not completed, the Company will incur a substantial charge to operations for cumulative out-of-pocket business combination costs incurred and may be required to pay HSA-Texas transaction expenses and/or a breakup fee. Other risks and uncertainties that may affect our business include (i) our ability to effectively manage our business during the divestitures and our business integration with Howard Schultz and Associates, (ii) the possibility of an adverse judgment in pending securities litigation, (iii) the impact of certain accounting pronouncements by the Financial Accounting Standards Board or the United States Securities and Exchange Commission, (iv) potential timing issues that could delay revenue recognition, (v) the effect of strikes, (vi) future weakness in the currencies of countries in which we transact business, (vii) changes in economic cycles, (viii) competition from other companies, (ix) the effect of bankruptcies of our larger clients, (x) changes in governmental regulations applicable to us, and other risk factors, detailed in our Securities and Exchange Commission filings, including the Company's Form S-4 filed September 7, 2001 (File No. 333-69142). The Company disclaims any obligation or duty to update or modify these forward-looking statements.

Additional Information
PRG and HS&A have filed a preliminary joint proxy statement/prospectus contained in PRG's registration statement on Form S-4 (File no.333-69142) filed with the SEC on September 7, 2001. Investors of PRG and HS&A are urged to read the preliminary joint proxy statement/prospectus and any other relevant documents filed with the SEC because they will contain important information. You will be able to obtain the documents free of charge at the website maintained by the SEC at www.sec.gov. In addition, you may obtain documents filed with the SEC by PRG free of charge by requesting them in writing from Leslie H. Kratcoski, Director, Investor Relations, PRG International, Inc., 2300 Windy Ridge Parkway, Suite 100N, Atlanta, GA 30339, or by telephone at 770-779-3900.

PRG and HS&A, and their respective directors and executive officers, and certain of their employees, may be deemed to be participants in the solicitation of proxies from the stockholders of PRG and HS&A in connection with the acquisition. These participants may have interests in the acquisition, including interests resulting from holding options or shares of PRG and HS&A common stock. Information about the interests of directors and executive officers of PRG and HS&A and their ownership of securities of PRG and HS&A is set forth in the preliminary joint proxy statement/prospectus.


                                      # # #
Contacts:
                  Investor Contact:                Media & Client Contact:
                  Leslie H. Kratcoski              Michelle B. Duncan
                  Investor Relations               Corporate Communications
                  (770) 779-3099                   (770) 779-3295

                                   SCHEDULE 1
         The Profit Recovery Group International, Inc. and Subsidiaries
                 Condensed Consolidated Statements of Operations
                  (Amounts in thousands, except per share data)
                                   (Unaudited)



                                                                            Three Months                        Nine Months
                                                                        Ended September 30,                 Ended September 30,
                                                                  -----------------------------       ----------------------------
                                                                        2001            2000               2001             2000
                                                                  -------------    ------------       ------------    ------------

Revenues                                                             $  71,559       $  79,087          $ 213,870        $ 219,664
Cost of revenues                                                        37,640          40,594            112,429          114,516
Selling, general and administrative expenses                            28,607          28,161             90,298           78,591
                                                                  -------------    ------------       ------------    -------------
    Operating income                                                     5,312          10,332             11,143           26,557

Interest (expense), net                                                 (2,199)         (2,287)            (6,000)          (6,028)
                                                                  -------------    ------------       ------------    -------------
      Earnings from continuing operations before income
          taxes and loss from discontinued operations                    3,113           8,045              5,143           20,529

Income taxes                                                             1,245           3,380              2,057            8,623
                                                                  -------------    ------------       ------------    -------------
      Earnings from continuing operations before loss from
          discontinued operations                                        1,868           4,665              3,086           11,906

Discontinued operations:
      Loss from operations of discontinued divisions, net
          of income taxes of $(112) and $(530) in 2000,
          respectively, and including cumulative effect of
          accounting change of $(26,145) in 2000                           -              (236)              -             (24,625)

      Loss on disposal from discontinued operations
          including operating results for phase-out period,
          net of income taxes                                          (31,000)            -              (31,000)             -
                                                                  -------------    ------------       ------------    -------------
      Loss from discontinued operations                                (31,000)           (236)           (31,000)         (24,625)
                                                                  -------------    ------------       ------------    -------------
      Net earnings (loss)                                            $ (29,132)       $  4,429          $ (27,914)       $ (12,719)
                                                                  =============    ============       ============    =============

Basic earnings (loss) per share
      Earnings from continuing operations before discontinued
          operations                                                 $    0.04        $   0.10          $    0.06        $    0.24
      Discontinued operations
                                                                         (0.64)          (0.01)             (0.64)           (0.50)
                                                                  -------------    ------------       ------------    -------------
      Net earnings (loss)                                            $   (0.60)       $   0.09          $   (0.58)       $   (0.26)
                                                                  =============    ============       ============    =============
Diluted earnings (loss) per share
      Earnings from continuing operations before discontinued
          operations                                                 $    0.04        $   0.09          $    0.06        $    0.24
      Discontinued operations
                                                                         (0.63)               -             (0.63)           (0.49)
                                                                  -------------    ------------       ------------    -------------
      Net earnings (loss)                                            $   (0.59)       $   0.09          $   (0.57)       $   (0.25)
                                                                  =============    ============       ============    =============
Weighted average shares outstanding
      Basic                                                             48,414          48,936             48,182           49,330
                                                                  =============    ============       ============    =============
      Diluted                                                           49,338          49,395             48,678           50,265
                                                                  =============    ============       ============    =============


                                   SCHEDULE 2
         The Profit Recovery Group International, Inc. and Subsidiaries
                      Condensed Consolidated Balance Sheets
                             (Amounts in thousands)
                                   (Unaudited)


                                                                  September 30,    December 31,
                                                                      2001             2000
                                                                  -------------    ------------
                                                   ASSETS
Current assets:
       Cash and cash equivalents                                     $ 15,936       $  23,870
       Receivables
             Contract receivables                                      62,186          67,399
             Employee advances and miscellaneous receivables            4,907           5,073
                                                                  -------------   -------------
                                   Total receivables                   67,093          72,472
                                                                  -------------   -------------
       Prepaid expenses and other current assets                        3,268           3,470
       Deferred income taxes                                           12,565          12,565
       Net assets of discontinued operations                           58,552          80,682
                                                                  -------------   -------------
                                   Total current assets               157,414         193,059
Property and equipment                                                 22,703          26,904
Noncompete agreements                                                     315             937
Deferred loan costs                                                     2,139           1,701
Goodwill                                                              224,011         235,153
Deferred income taxes                                                   6,252           6,236
Other assets                                                            5,415             841
                                                                  -------------   -------------
                                    Total assets                    $ 418,249       $ 464,831
                                                                  =============   =============


                      LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
       Current installments of long-term debt                       $     412       $     391
       Accounts payable and accrued expenses                           16,540          17,284
       Accrued business acquisition consideration                         -             7,567
       Accrued payroll and related expenses                            28,310          38,017
       Deferred tax recovery audit revenue                                772             694
                                                                  -------------   -------------
                                   Total current liabilities           46,034          63,953
Long-term debt, excluding current installments                        152,684         154,563
Deferred compensation                                                   4,296           5,615
Other long-term liabilities                                             1,713           1,544
                                                                  -------------   -------------
                                   Total liabilities                  204,727         225,675
                                                                  -------------   -------------
Shareholders' equity:
       Preferred stock                                                    -               -
       Common stock                                                        51              50
       Additional paid-in capital                                     320,238         316,127
       Accumulated deficit                                            (67,949)        (40,035)
       Accumulated other comprehensive loss                           (16,542)        (14,237)
       Less treasury stock at cost                                    (21,024)        (21,024)
       Unearned portion of restricted stock                            (1,252)         (1,725)
                                                                  -------------   -------------
                                   Total shareholders' equity         213,522         239,156
                                                                  -------------   -------------

                                                                  -------------   -------------
                                   Total liabilities and            $ 418,249       $ 464,831
                                   shareholders' equity
                                                                  =============   =============



                                   SCHEDULE 3
         The Profit Recovery Group International, Inc. and Subsidiaries
        Pro-Forma Operating Results From Continuing Operations By Segment
                              (Amounts in millions)
                                   (Unaudited)

Three Months Ended September 30
               ----------------------------- ------------------------------ --------------------------------
                 Accounts Payable Services      French Taxation Services           Corporate Support
               ----------------------------- -------------- --------------- ----------------- --------------
                     2001          2000            2001            2000              2001            2000
               -------------- -------------- -------------- --------------- ----------------- --------------
                  $    % of      $    % of      $    % of       $    % of       $     % of      $     % of
                     Revenues       Revenues       Revenues        Revenues         Revenues        Revenues
               ----- -------- ----- -------- ----- -------- ------ -------- ------- -------- ------ --------
Revenues        61.6   100.0%  67.7   100.0%  10.0   100.0%   11.4   100.0%     -               -

Operating
Income (EBIT)   12.7    20.6%  16.3    24.1%   0.7     7.3%    2.8    24.4%   (8.1)    11.3%  (8.8)   -11.1%


EBITDA          16.1    26.2%  20.2    29.8%   1.8    17.8%    3.6    31.9%   (6.9)   -10.0%  (7.8)    -9.9%
               ------ ------- ----- -------- ----- -------- ------ -------- ------- -------- ------ --------


               -------------------------------
                           Total
               -------------------------------
                    2001            2000
               -------------- ---------------
                  $    % of      $    % of
                     Revenues       Revenues
               ----- -------- ------ --------
Revenues        71.6   100.0%   79.1  100.00%

Operating
Income
(EBIT)           5.3     7.4%   10.3    13.1%

EBITDA          11.0    15.4%   16.0    20.2%



Nine Months Ended September 30
               --------------------------------------------------------------------------------------------
                 Accounts Payable Services      French Taxation Services            Corporate Support
               -------------- -------------- ------------------------------ -------------------------------
                    2001           2000           2001           2000            2001            2000
               -------------- -------------- -------------- --------------- --------------- ---------------
                  $    % of      $    % of      $     % of     $    % of        $     % of      $   % of
                     Revenues       Revenues       Revenues        Revenues        Revenues        Revenues
               ----- -------- ----- -------- ----- -------- ------ -------- ------ -------- ------ --------
Revenues       186.3   100.0% 190.3   100.0%  27.6   100.0%   29.4%  100.0%    -                -

Pro-Forma
Operating
Income (EBIT)   39.4    21.2%  45.8    24.1%  (0.7)   -2.3%    4.9    16.6%  (26.8)   -12.5% (24.1)  -11.0%


Pro-Forma
EBITDA          49.7    26.7%  57.6    30.3%   2.5     9.0%    7.7    26.3%  (23.1)   -10.8% (21.1)   -9.6%
               ----- -------- ----- -------- ----- -------- ------ -------- ------ -------- ------- -------


               -------------------------------
                           Total
               -------------------------------
                    2001            2000
               -------------- ---------------
                  $    % of      $    % of
                     Revenues       Revenues
               ----- -------- ------ --------
Revenues       213.9  100.0%  219.7    100.0%

Pro-Forma
Operating
Income
(EBIT)          11.9    5.6%   26.6     12.1%

EBITDA          29.1   13.6%   44.3     20.2%





Notes: Pro Forma Operating Income (EBIT) and EBITDA for the nine months ended September 30, 2001 excludes non-recurring charges in Q1 2001 of approximately $0.8 million related to implementation of the strategic realigment. Accounts Payable Services and French Taxation Services "% of Revenues" is calculated based on segment revenues. Corporate Support and Total "% of Revenues" is calculated based on total revenues.



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